

Annual Report 2002

Rayonier





Strategic Positions in
Performance Fibers, Timber and Land

On the cover are Dana Boatwright-McBee, scientist at Rayonier's performance fibers research center in Jesup, GA and Early McCall, scientist at our forest research facility in Yulee, FL. Their pictures are inset on photographs of Rayonier land in Florida that is representative of the many acres we own that are more valuable for recreation, conservation or development than for timber production; and artistically draped sheets of performance fibers produced at the Jesup Mill.

Table of Contents:

With customers in more than 50 countries, Rayonier is the world's leading producer of high performance specialty cellulose fibers and has 2.2 million acres of prime timber and land in the U.S. and New Zealand.

Financial Highlights

Millions, except per share amounts			2002		2001	% change
Sales and Earnings	Sales	$	1,117	$	1,124	-1%
	Operating income		130		149	-13%
	Income from continuing operations		55		57	-4%
	Net income		54		58	-6%
Financial Condition	Total assets	$	1,887	$	2,040	-7%
	Total debt		653		865	-24%
	Book value		710		709	—
Cash Flow	Cash provided by operating activities	$	253	$	231	+10%
	Capital expenditures		77		75	+4%
	EBITDA		312		335	-7%
	Free cash flow		145		129	+12%
	Dividends		40		39	+2%
Outstanding Shares of Common Stock			27.7		27.3	+1%
Per Share	Income from continuing operations	$	1.95	$	2.06	-5%
	Net income		1.92		2.09	-8%
	Book value		25.60		25.92	-1%
	Dividends		1.44		1.44	—
	EBITDA		11.07		12.12	-9%
Performance Ratios	Operating income to sales		12%		13%	
	Return on equity		8%		8%	
	Return on assets		3%		3%	
	Debt to capital		48%		55%	
	Debt to market capital		34%		39%	



Year in and year out, the stability and Strength **of Rayonier come from the balance provided by our two core businesses—Performance Fibers and Timber and Land. Our position as the world's leading supplier of high-value specialty cellulose products helps insulate us from the volatility of commodity markets. And our extensive land and timber holdings consistently generate strong earnings and cash flow.**



Timber yields are optimized through the efforts of forestry research experts such as Eric Blair, vegetative propagation supervisor.

Earnings per Share from Continuing Operations



$2.21
$2.43
$2.80
$2.06
$1.95
98 99 00 01 02

Despite global economic weakness, our results were comparatively very solid due to the consistent strength and stability of our two core businesses.

Debt to Capital



45%
64%
59%
55%
48%
98 99 00 01 02

Debt was reduced by $213 million in 2002.

To Our Shareholders:

The strength of Rayonier – and our ability to consistently deliver shareholder value – was once again readily apparent in 2002, a year of global economic weakness and political uncertainty.

Our results, while below what we consider acceptable, were comparatively very solid due to the strength and stability of our two core businesses and the quality of our people, products and assets. Our returns again exceeded the average of our industry and the S&P 500. A few of the year's highlights:

- Income from continuing operations of $55 million, or $1.95 per share
- Cash provided by operating activities of $253 million
- EBITDA of $312 million, or $11.07 per share
- Debt reduced $213 million, or 25 percent, to a debt-to-capital ratio of 47.9 percent
- Dividend of $1.44 per share
- Named to the *Forbes* Platinum 400 list of "America's Best Big Companies" for our short- and long-term financial performance

Rayonier's economic base is built upon our strategic positions in timber, land and specialty cellulose fibers that year in and year out generate solid earnings and a strong cash flow. During 2002, in Timber and Land, our sales of higher and better use real estate properties were strong and complemented earnings from the sale of timber for harvest. In Performance Fibers, we continued to enhance product mix by increasing our position as the world's leading producer of high-value specialty cellulose fibers.

Despite the difficult economic conditions, our consistently strong cash flow enabled us to continue to dramatically reduce debt. From a peak of $1.158 billion in 1999 after our $716 million timberland purchase, we have lowered debt $505 million and our debt-to-capital ratio from 63.9 percent to 47.9 percent.

Corporate Governance Before going further, let me address the issue that continues to sweep through the business world: corporate governance – or, should I say, the gross lack thereof at some companies. Like you, I am appalled. And I am angry that the misconduct of a few has cast a shadow over the vast majority of businesspeople who operate ethically. It is clear that these weren't just failures of individual responsibility but failures by companies to establish integrity as their overriding business value.



W. Lee Nutter, Chairman, President and Chief Executive Officer

Rayonier's ability to consistently deliver shareholder Value was once again readily apparent in 2002. Our results were very solid due to the strength and stability of our two core businesses and the quality of our people, products and assets.



Cash Provided by Operating Activities
(millions)


$143
$218
$287
$231
$253
98 99 00 01 02

Our core businesses consistently generate strong cash flow.

EBITDA
(millions)


$234
$252
$375
$335
$312
98 99 00 01 02

Cash flow, as measured by EBITDA, reflected the impact of tough market conditions but remained strong.

Since our founding in 1926, Rayonier has had a culture of uncompromising integrity. Starting with our Board of Directors and continuing throughout our company, there is zero tolerance for unethical conduct. The centerpiece of Rayonier's ethics and compliance program is our Code of Corporate Conduct, which defines in detail the high ethical standards to which we hold ourselves.

While investors in some companies have been understandably dismayed by incomplete, misleading or fraudulent financial reporting, we always have prided ourselves on our openness and candor. Our commitment has been, and continues to be, to provide information that is accurate, clear and, above all, complete.

The new laws and regulations dealing with corporate governance require more reports, more people to prepare them and stay current with the evolving accounting and compliance requirements – and, ultimately, more cost to shareholders. But it has not changed the way we do business. There is only one way – the right way.

Timber and Land Few companies can match the size and quality of our timber and real estate holdings and the consistency of earnings and cash flow they provide.

Although income from this segment declined from the prior year, primarily due to soft timber markets in the Southeast U.S., operating income was still a healthy $124 million, including $47 million from land sales. This compared with $145 million and $51 million, respectively, in 2001. Clearly, our shareholders are benefiting from the strategy we implemented in 2000 to annually sell 2 to 4 percent of our more than 2 million acres to capture the appreciating value of our land base. Thousands of those acres have higher value for conservation, recreation or development than for growing trees.

Periodically, we replenish our land base when we find properties that meet our rigorous financial and quality requirements. While we evaluated several offerings last year, none met our standards. However, when the right opportunity presents itself, we will reinvest.

Although not a part of our ongoing land sales program, in New Zealand we sold our 83,000-acre East Coast timberland business for $64 million. We simply could not justify holding the property given the excellent value we received. In addition, the sale has positioned us to consolidate our operations near more diversified markets.

Performance Fibers For the most part, it was a disappointing year for this segment as commodity pulp markets did not improve. Fortunately, our position as the world's leading

Return on Equity


9.9%
10.6%
11.6%
8.2%
7.7%
98 99 00 01 02

Return on equity over the cycle was well above the industry average.

producer of high-value cellulose specialty products helped offset continued weak pricing for commodity pulps. Operating income of $36 million was flat with 2001.

We continued to make steady progress in our program to improve product mix by increasing market share of more profitable cellulose specialties and reducing sales of commodity pulps. With market share in the 50 percent range, cellulose specialties generated 71 percent of the revenue and 62 percent of the volume of our Performance Fibers business, up from 67 percent and 60 percent, respectively, in 2001.

Over the next 18 months, we will invest $25 million in our Jesup Mill to further enhance our ability to enrich product mix and reduce chemical and energy costs. The upgrades also will allow the facility to meet anticipated federal effluent standards well ahead of schedule.

Scientists at our world-class research center remain focused on ways to improve existing products and processes while developing a pipeline of new products for growing and higher value markets.

Also, we continue to examine external opportunities to strengthen our position in Performance Fibers, focusing on those that build on our strengths, protect our unique franchise in cellulose specialties and help assure a continuous supply of high-quality products for our customers.

Wood Products Our small, non-strategic Wood Products segment struggled, incurring a $9 million operating loss as it did in 2001. This was primarily due to oversupplied lumber markets that negatively impacted our Southeast U.S. mills. On the positive side, these mills are a major source of low-cost chips for our Performance Fibers business.

Looking Ahead As this is written, predicting our 2003 results is difficult due to global political and economic uncertainty. What is certain is that we will continue to focus our strategy, management and capital resources on our two core businesses to enhance their proven record of solid earnings and strong cash flow. While these are not easy times, our shareholders can take comfort in knowing that Rayonier is an exceptionally sound company – both financially and ethically – with employees who are committed to integrity and quality in everything they do.

W. L. Nutter
Chairman, President and Chief Executive Officer
March 18, 2003



Rayonier's reputation for honesty, **Integrity** and highly ethical conduct has been a key factor in our success. Over 77 years, we have earned the confidence of customers, investors and the public. It is an accomplishment that we are committed to preserving.



Corporate Governance

Since Rayonier's founding more than 75 years ago, integrity has been ingrained in our corporate culture. Nothing is more important to us than our reputation – our future success depends upon it.

Top, left: Among the employees who guide our ethics and compliance programs are, from left, Mazie Williams, Director of Benefits and the employee Ombudsman; Ed Kiker, Vice President, Internal Audit; Hans Vanden Noort, Vice President and Corporate Controller; and Ed Frazier, Associate General Counsel and Corporate Secretary.

Many words and phrases have been used to describe what it takes to operate a business responsibly. Some speak of corporate governance, others of compliance and accountability. What works for us is an even simpler concept – integrity, an uncompromising commitment to ethical conduct.

At Rayonier, integrity has been ingrained in our culture since our founding more than 75 years ago. However, we recognize that investors are now seeking even greater assurances that businesses are being run responsibly and honestly. So, in addition to reinforcing existing programs, we have added new ones to safeguard against unethical or illegal conduct and to meet the myriad of new laws, regulations and reporting requirements.

Among the longstanding programs is our Standard of Ethics and Code of Corporate Conduct, a set of policies that guides employee actions. The Code is regularly updated and annually reviewed in mandatory employee meetings. We stress compliance with both the letter and the spirit of the law. An essential companion program is our Ombudsman, a confidential resource for employees to report – anonymously if they wish – any possible form of misconduct.

Of course, setting high standards is only part of the equation. That is why we have devoted additional resources to the monitoring and oversight of our business conduct. A Corporate Compliance Committee composed of senior management oversees our legal compliance and ethics programs. In addition, we established a financial controller position charged with continually updating us on new accounting and reporting requirements. And, to help assure clear, accurate and timely financial disclosures, a Disclosure Committee reviews the accuracy and completeness of all the company's Securities and Exchange Commission filings.

The oversight role of an active, involved and independent Board of Directors has never been more important, and the structure and composition of Rayonier's Board add even greater strength to our efforts. Not only do independent directors hold seven of the nine positions, but those functions most central to effective oversight – audit, corporate governance, compensation and director recruitment – always have been in the hands of independent directors.

From the Board of Directors and throughout Rayonier, the job of retaining the confidence of our investors, customers and the public is second to none.



Timber and Land:
Consistently Strong Cash Flow



Timber and Land

Rayonier maximizes returns through yield improvement, highly successful auctions of timber for harvest and a routine land sales program that captures for shareholders the appreciating value of our asset base.

Our forests are renewed through the planting of superior seedlings that will grow faster and produce higher quality timber in a variety of soil and site conditions. Each year we plant more than 50 million seedlings.

Our 2.2 million acres of timberland in the U.S. and New Zealand consistently provide Rayonier with a solid base of earnings and cash flow. While many companies own timberland, few have as much as we do and even fewer manage them as a stand-alone business. We differentiate ourselves from most other forest owners in two key ways:

We sell, through an auction process, tracts of mature timber for harvest. Our mills must compete for the timber with other bidders. This arms-length process ensures the highest value is received and eliminates any possibility our manufacturing facilities could be subsidized with artificially low-cost wood.

The sale of land is another key component of our strategy and is a strong complement to our base earnings from timber sold for harvest. In 2000, we initiated a comprehensive, ongoing land sales program aimed at regularly identifying properties that have far greater value for recreation, conservation or development than for growing timber. To capture that value for our shareholders, we plan to continue to annually sell between 2 and 4 percent of our land base. As we did in 1999 with the purchase of almost 1 million acres, we will periodically and opportunistically replenish our timberland base through strategic acquisitions.

Rayonier also optimizes returns by continually improving productivity and yields through research and innovative forest management. Our sophisticated Geographic Information System enables us to determine the best management practices for each of our acres – depending on soil conditions, climate and biological considerations – and when to harvest.

With ownership comes responsibility, and we have a long history of managing our lands to the highest environmental standards. Our 2.1 million acres in the U.S. are certified under the Sustainable Forestry Initiative® through an audit conducted by Bureau Veritas Quality International. The independent certification verifies that Rayonier grows and harvests trees in a way that ensures sustainability and protects water and wildlife.



One of our strategies is a **Land** sales program that captures for our shareholders the appreciation of properties within our 2 million acres that have become more valuable for recreation, conservation or development than for timber production.



Adam Godfrey, land management analyst with our Rayland real estate subsidiary, specializes in development property in fast-growing Northeast Florida.



Rayonier maximizes the value of its timber and land through highly qualified people like Dan Roach, a professional forester and land services manager for Rayonier's 1.7 million acres in the Southeast U.S.



Performance Fibers: A Unique Franchise

Performance Fibers

As the world's premier supplier of high-value specialty cellulose fibers, our earnings are far more stable than those of commodity pulp and paper producers. Our strategy is to strengthen our position in these profitable niche markets.

No one has more technical expertise than we do in producing highly purified specialty cellulose fibers like those on the opposite page. Our customers use them to make such products as photographic film, impact- resistant plastics, cosmetics, cigarette tow, food products, pharmaceuticals, textile fibers, sponges and paints.

Rayonier has a unique franchise in Performance Fibers. Virtually since the founding of our company more than 75 years ago, we have been the world's leading producer of high-value, superior quality, and technically demanding pulps. The specialty nature of this business and close relationships with our customers provide stability of earnings and cash flow.

Our two product groups – Cellulose Specialties and Absorbent Materials – are focused on supplying the top tier of worldwide pulp markets. Last year, approximately 95 percent of the 720,000 tons produced at our mills in Georgia and Florida went to the most profitable 13 percent of those markets.

Our most consistent earnings come from cellulose specialty products – the highest end of the market – where demand and pricing remain more stable than for commodity pulps. Rayonier's technical superiority, product quality and customer support have enabled us to become the dominant supplier of acetate, ethers and high-strength viscose fibers. These fibers are used to make such products as cigarette filters, textiles, film, plastering compounds, food products, pharmaceuticals, cosmetics and high-tenacity tire cord. Last year, cellulose specialties volumes represented 62 percent of our total sales, up from 53 percent in 1998. Our strategy is to continue to expand our position in these higher value niche markets.

Our Absorbent Materials group produces fluff pulps for diapers, feminine care, incontinent pads and other absorbent products, primarily for private label manufacturers. While fluff pulps enjoy a price premium over paper pulps, in recent years they have become increasingly price sensitive. To counter this, we are pursuing growth opportunities in higher value absorbent end uses.

To increase profitability and achieve returns that exceed our cost of capital, our investments and resources are targeted at improving process efficiency and quality, and broadening our product and market base. Supporting these efforts is our research center, one of the world's foremost laboratories dedicated to the science of wood chemistry. Our scientists are focused on developing innovative, value-added products for new markets that will generate growth in revenue and earnings.



Our commitment to Research is the foundation of our Performance Fibers business. With one of the world's foremost laboratories dedicated to wood chemistry, our scientists provide customers with unmatched technical support for existing products and develop innovative products for new markets.



Dana Boatwright-McBee is one of nearly 50 scientists and professionals at our research center who are focused on expanding our leadership position in specialty cellulose.



Rayonier's reputation for quality, technical excellence and innovation is due to people like Drexel Lambert, a production department manager, shown in the Jesup Mill's state-of-the-art control room.



Performance Fibers

Rayonier is a leading manufacturer of high performance cellulose fibers used in cellulose specialties and absorbent materials applications. Our production facilities have a combined annual capacity of 720,000 metric tons (Jesup, GA: 570,000 metric tons; Fernandina Beach, FL: 150,000 metric tons).

Performance Fibers Sales Volumes by Destination



41% U.S./Canada
22% Europe
11% Japan
10% China
7% Latin America
6% Other Asia
3% Other

			Position in World Markets
Cellulose Specialties:	Acetate	For textile fibers, cigarette filters, impact-resistant plastics, photographic film, rigid packaging and optical clarity films.	Number 1
	Viscose	For high-tenacity rayon cord (for tires, industrial belts and hoses), textile fibers, food casing and sponges.	Number 1 High-strength viscose pulps
	Ethers and Microcrystalline Cellulose	For high value chemical intermediates used in pharmaceuticals, cosmetics, food products, textile sizing, paints and cement.	Number 1
	Filter Media	For high-porosity filter paper applications and decorative laminate papers.	Number 2
Absorbent Materials:	Fluff Fibers	For fluid acquisition in disposable products such as diapers, feminine care products, incontinence pads and non-woven fabrics.	Number 4
	NovaThin® Preformed Cores	Patented engineered absorbent material for use in disposable sanitary products.	Emerging market



Timber and Land

Rayonier has 2.2 million acres in the U.S. and New Zealand from which it sells standing timber for domestic and export markets. We also routinely sell timberland to capture its appreciated value for uses such as recreation, conservation or development.

Timber and Land Revenues



60% Southeast U.S.
28% Northwest U.S.
12% New Zealand

Timber

Rayonier sells standing timber, on an auction basis, for domestic and export markets from 2.2 million acres in the U.S. and New Zealand. These regions have some of the highest growth rates of softwood in the world. Rayonier also has long-term agreements to provide forest management and timber marketing services to timber owners of 110,000 acres in Australia and New Zealand.

Location	Holdings
Southeast U.S.	1,657,000 acres of Southern pine and hardwood
Northwest U.S.	375,000 acres of Western hemlock and Douglas fir
New Zealand	119,000 acres of primarily radiata pine

Land

Some properties are more valuable for recreation, conservation or development than for timber production. We annually sell 2 to 4 percent of our 2.2 million acres to capture the appreciated value. Rayland, our real estate subsidiary, specializes in marketing properties for commercial and residential development, primarily along the fast-growing coastal corridor of Southeast Georgia and Northeast Florida. Periodically, we replenish our land base through acquisitions.

Other Businesses

Wood Products

Rayonier produces and sells lumber products to domestic and export markets: boards, decking, timbers, structural framing, pattern and dimension lumber for retailers, wood treaters, exporters, truss manufacturers and other industrial accounts.

Lumber Mills	Capacity
Baxley, GA	165,000 MBF
Swainsboro, GA	120,000 MBF
Eatonton, GA	75,000 MBF

Our radiata pine-based medium-density-fiberboard (MDF) plant produces Patinna®, a premium-grade finished board that is used in high-quality furniture, cabinetry and wall paneling.

MDF Plant	Capacity
Mataura, N.Z.	170,000 m^3

Trading

Rayonier is a leading world trader of softwood logs and wood products, with particular expertise in Pacific Rim markets, including the Russian Far East.

Areas of sourcing are North America and around the Pacific Rim.

Board of Directors

Rand V. Araskog, 71, is the retired Chairman and Chief Executive Officer of ITT Corporation. He is a director of The Hartford Financial Services Group, Inc., ITT Educational Services, Inc. and ITT Industries, Inc. Mr. Araskog is a graduate of the U.S. Military Academy at West Point and attended the Harvard Graduate School of Arts and Sciences.

Ronald M. Gross, 69, is Chairman Emeritus and former Chairman and Chief Executive Officer. He joined Rayonier in 1978 as President and Chief Operating Officer and a director and was elected Chief Executive Officer in 1981 and Chairman in 1984. Upon his retirement, he was named Chairman Emeritus. Mr. Gross also serves as a director of Corn Products International, Inc. and The Pittston Company. He is a graduate of Ohio State University and the Harvard University Graduate School of Business Administration.

Paul G. Kirk, Jr., 65, is of Counsel to Sullivan & Worcester, a law firm. Mr. Kirk is a director of Kirk & Associates, Inc., of which he also is Chairman. He is Chairman of the Board of Directors of the John F. Kennedy Library Foundation. Mr. Kirk also serves as Co-Chairman of the Commission on Presidential Debates and is a director of The Hartford Financial Services Group, Inc. He is a graduate of Harvard College and Harvard Law School.

W. Lee Nutter, 59, is Chairman, President and Chief Executive Officer. He joined Rayonier in 1967 and was elected Vice President in 1984, Senior Vice President in 1986, Executive Vice President in 1987, President and Chief Operating Officer and a director in 1996 and was elected to his present position effective January 1, 1999. Mr. Nutter is a graduate of the University of Washington and the Harvard University Graduate School of Business Administration Advanced Management Program.

Katherine D. Ortega, 68, is the former Treasurer of the United States. Ms. Ortega currently serves on the Boards of Directors of State Farm Federal Savings Bank, The Kroger Co. and the Washington Mutual Investors Fund. She is a graduate of Eastern New Mexico University and holds three honorary Doctor of Law Degrees and one honorary Doctor of Social Science Degree.

Burnell R. Roberts, 75, is the retired Chairman of the Board and director, Sweetheart Holdings, Inc. and Sweetheart Cup Company. He also is former Chairman and Chief Executive Officer of The Mead Corporation. He serves as a director of DPL Inc. and p4A.com Ltd., and is a trustee of Granum Value Fund. He is a graduate of the University of Wisconsin and the Harvard University Graduate School of Business Administration.

Carl S. Sloane, 66, is Professor Emeritus, Harvard University Graduate School of Business Administration and Chairman of the Board, Beth Israel Deaconess Medical Center. He is a director of MedSource Technologies, Inc. and The Pittston Company. He is a graduate of Harvard College and the Harvard University Graduate School of Business Administration.

Ronald Townsend, 61, is a communications consultant and retired President of Gannett Television Group. Mr. Townsend currently serves as a director of ALLTEL Corporation, Bank of America Corporation and Winn-Dixie Stores, Inc. He attended The City University of New York, Bernard Baruch.

Gordon I. Ulmer, 70, is the retired President of the Bank of New England Corporation. He is a director of The Hartford Financial Services Group, Inc. Mr. Ulmer is a graduate of Middlebury College, the American Institute of Banking and the Harvard University Graduate School of Business Administration Advanced Management Program and attended New York University's Graduate School of Engineering.

Board Committees

Audit Committee
Paul G. Kirk, Jr., Chairman
Katherine D. Ortega
Burnell R. Roberts
Gordon I. Ulmer

Finance Committee
Ronald M. Gross, Chairman
Rand V. Araskog
W. Lee Nutter
Carl S. Sloane
Gordon I. Ulmer

Compensation and Management Development Committee
Rand V. Araskog, Chairman
Katherine D. Ortega
Carl S. Sloane
Ronald Townsend

Nominating Committee
Ronald Townsend, Chairman
Paul G. Kirk, Jr.
Burnell R. Roberts

Ronald M. Gross
Katherine D. Ortega
Paul G. Kirk, Jr.



W. Lee Nutter
Burnell R. Roberts
Ronald Townsend



Rand V. Araskog
Carl S. Sloane
Gordon I. Ulmer



Corporate Officers

W. Lee Nutter, 59
Chairman, President and
Chief Executive Officer (35)

Paul G. Boynton, 38
Senior Vice President,
Performance Fibers (4)

Timothy H. Brannon, 55
Senior Vice President,
Forest Resources and
Wood Products (30)

John P. O'Grady, 57
Senior Vice President,
Administration (11)

Gerald J. Pollack, 61
Senior Vice President and
Chief Financial Officer (20)

Parag Bhansali, 41
Vice President,
Investor Relations (3)

Royce B. Daniel, 51
Vice President,
Research and Development (28)

William D. Ericksen, 58
Vice President,
Forest Resources and
Wood Procurement (31)

Jay A. Fredericksen, 57
Vice President,
Corporate Relations (26)

H. Edwin Kiker, 46
Vice President,
Internal Audit (*)

Jack M. Kriesel, 48
Vice President and General
Manager
Jesup Performance Fibers Mill
(24)

Charles Margiotta, 50
Vice President,
Corporate Development and
Strategic Planning (26)

Eric W. Schrumm, 55
Vice President,
Information Technology (8)

Hans E. Vanden Noort, 44
Vice President and
Corporate Controller (1)

Jill Witter, 48
Vice President and
General Counsel (2)

Macdonald Auguste, 54
Treasurer (27)

W. Edwin Frazier, 45
Associate General Counsel and
Corporate Secretary (4)

( ) Years of service with Rayonier
Average length of service: 16
years

(*) Less than one year

Eleven-Year Summary

Dollar amounts in millions	**2002**	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Profitability*											
Sales[a]	**$1,117**	$1,124	$1,196	$1,080	$1,051	$1,196	$1,271	$1,260	$1,069	$ 936	$ 974
Operating income (loss)	**130**	149	189	137	125	168	34	234	169	127	(87)
Provision for dispositions	**(3)**	—	(15)	—	—	—	(125)[b]	—	—	(3)	(189)[c]
Income (loss) from continuing operations	**55**	57	78	69	63	87	—	142	70	52	(81)
Provision for discontinued operations	**—**	—	—	—	—	—	(98)[d]	—	—	—	—
Cumulative effect of accounting changes	**—**	—	—	—	—	—	—	—	—	—	(22)
Net income (loss)	**54**	58	78	69	64	87	(98)	142	70	52	(103)
Common shares outstanding in thousands	**27,719**	27,345	27,104	27,407	27,767	28,284	29,282	29,653	29,575	29,565[g]	29,565[g]
Net income diluted earnings per share	**1.92**	2.09	2.82	2.44	2.22	2.97	(3.28)	4.75	2.36	1.77	(3.51)
Financial Condition*											
Total assets	**$1,887**	$2,040	$2,181	$2,302	$1,625	$1,623	$1,628	$1,648	$1,524	$1,488	$1,487
Total debt	**653**	865	991	1,158	514	453	464	450	483	498	403
Book value	**710**	709	680	656	641	633	623	769	655	606	676
Working capital	**57**	79	72	75	106	101	126	186	118	(39)	7
Current ratio	**1.33**	1.51	1.36	1.38	1.60	1.48	1.56	1.91	1.66	0.89	1.02
Cash Flow*											
Cash provided by operating activities	**$ 253**	$ 231	$ 287	$ 218	$ 143	$ 241	$ 234	$ 213	$ 190	$ 118	$ 133
Total capital expenditures	**77**	75	87	92	92	137	218	143	101	72	97
Depreciation, depletion and amortization	**166**	174	174	103	100	102	97	96	90	78	78
Dividends paid	**40**	39	39	36	35	35	34	30	21	122[f]	18
Non-GAAP Financial Measures*											
EBITDA[1,e]	**312**	335	375	252	234	245	113	303	229	187	156
EBIT[2]	**132**	151	194	141	125	140	15	207	139	109	78
Free cash flow[3]	**145**	129	186	120	60	125	119	107	90	36	24
Custodial capital spending[4]	**66**	61	66	66	55	72	83	72	67	65	92
Performance Ratios*											
Operating income to sales	**12%**	13%	16%	13%	12%	14%	3%	19%	16%	14%	(9)%
Return on equity[5]	**8%**	8%	12%	11%	10%	14%	—	20%	11%	8%	(11)%
Return on assets[5]	**3%**	3%	3%	3%	4%	5%	—	9%	5%	4%	(6)%
Debt to capital	**48%**	55%	59%	64%	45%	42%	43%	37%	43%	45%	37%
Other*											
Number of employees	**2,200**	2,300	2,300	2,300	2,300	2,500	2,700	2,900	2,700	2,600	2,800
Timberlands, in thousands of acres	**2,151**	2,267	2,331	2,422	1,447	1,452	1,462	1,473	1,501	1,495	1,496
Effective tax rate	**21%**	29%	28%	30%	29%	28%	42%	32%	35%	37%	38%

* *As a result of the 2002 sale of the New Zealand East Coast timber operations, 2001 to 1998 Consolidated Statements of Income and Comprehensive Income, and Consolidated Statements of Cash Flows have been reclassified to present the East Coast operations as a discontinued operation. (See Note 13 – Sale of New Zealand East Coast Timber Operations). Additionally, 2001 to 1996 have been restated to reflect the consolidation of two third party wood chip manufacturers, Georgia Chips and Fulghum Fibres Collins, Inc. (See Note 20 – Restatements).*

a) Sales for 2000 to 1996 were reclassified in compliance with Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Fees and Costs."
b) Includes a charge of $125 million ($79 million after tax) related to the closure of the Port Angeles pulp mill and write-off of other non-strategic assets.
c) Includes a $180 million ($115 million after tax) charge related to the disposition of the Grays Harbor Complex.
d) Includes an after-tax charge to implement AICPA Statement of Position 96-1 related to future environmental monitoring costs.
e) EBITDA for 2000 to 1996 has been reclassified to include the non-cash cost of land sales.
f) Includes a $90 million special dividend paid to ITT.
g) Prior to 1994 the Company was wholly-owned by ITT Corporation.

1) EBITDA is defined as earnings from continuing operations before interest expense, income taxes, depreciation, depletion, amortization, and the non-cash cost of land sales.
2) EBIT is defined as earnings from continuing operations before interest expense and income taxes.
3) Free cash flow is defined as cash provided by operating activities less net custodial capital spending, dividends at prior year level and the tax benefit on exercise of stock options.
4) Custodial capital spending is defined as capital expenditures to maintain current earnings level over the cycle and to keep facilities and equipment in safe and reliable condition, and in compliance with regulatory requirements.
5) Based on income (loss) from continuing operations, including charges for pulp mill dispositions.

Selected Financial Information

Rayonier sells standing timber from its 2.2 million acres in the U.S. and New Zealand and routinely sells timberland with higher value for recreation, conservation or development uses.

Timber
(Southeast U.S.)



$27.06
2360
$23.02
2557
$21.10
4920
$18.44
5395
$17.59
4881
98 99 00 01 02

☐ Price per short green ton
☐ Volume in thousand short green tons

Volume reflects the impact of the major timberland purchase in 1999, while prices remained under pressure.

Timber
(Northwest U.S.)



$377
212
$349
204
$336
239
$257
251
$242
252
98 99 00 01 02

☐ Price per thousand board feet
☐ Volume in million board feet

Prices declined due to soft export markets, but volume remained stable.

Timber
(New Zealand)



$23.38
607
$19.25
866
$19.09
901
$20.70
793
$23.29
805
98 99 00 01 02

☐ Price per metric ton
☐ Volume in thousand metric tons

Prices improved while volume remained strong.

Annual Harvest by Region
(thousands of short green tons)



4555
4978
7633
8072
7581
98 99 00 01 02

☐ New Zealand
☐ Northwest U.S.
☐ Southeast U.S.

Harvesting is well-balanced in productive forest areas.

Land Sales
(millions)



$14
$10
$21
$16
$70
$38
$84
$51
$75
$47
98 99 00 01 02

☐ Land sales
☐ Operating income

Sales on a routine basis to capture appreciated value have been a strong complement to harvest results.

Rayonier is the world's premier supplier of high performance specialty cellulose fibers used in textiles, film, impact resistant plastics, pharmaceuticals, cosmetics, food products, paints, filters and disposable absorbent products.

Performance Fibers Price
(per metric ton)



$963
$509
$910
$526
$879
$687
$871
$624
$863
$554
98 99 00 01 02

☐ Cellulose Specialties
☐ Absorbent Materials

Prices for our high-value cellulose specialties were stable while absorbent materials prices declined.

Performance Fibers Volume
(thousands of metric tons)



369
324
364
297
396
329
423
284
435
271
98 99 00 01 02

☐ Cellulose Specialties
☐ Absorbent Materials

We continue to enhance our product mix by shifting production to our high-value, higher margin cellulose specialties markets.

Shareholder Information

Corporate Headquarters
Rayonier
50 North Laura Street
Jacksonville, FL 32202
904-357-9100
www.rayonier.com

About Your Shares
Rayonier common shares are listed on the New York Stock Exchange under the ticker symbol RYN. The shares are generally listed by the financial press in NYSE stock tables under the name RayInc.

Shareholders of Record
Rayonier had 14,041 shareholders of record as of February 28, 2003.

Common Stock Activity

	High	Low	Composite Volume 100s	Dividend
2002				
Fourth Quarter	**46.66**	**36.70**	**84591**	**$.36**
Third Quarter	**51.40**	**40.66**	**106980**	**.36**
Second Quarter	**58.67**	**47.67**	**102795**	**.36**
First Quarter	**54.26**	**47.00**	**58119**	**.36**
2001				
Fourth Quarter	50.98	38.30	53089	$.36
Third Quarter	47.70	35.80	47371	.36
Second Quarter	46.72	38.80	51982	.36
First Quarter	44.00	37.30	61379	.36

Dividend Reinvestment
The Rayonier Inc. Automatic Dividend Reinvestment and Cash Payment Plan is available to all registered shareholders. For information on how to participate, contact The Bank of New York, 800-659-0158. Outside the U.S., call collect, 610-312-5303.

Transfer Agent and Registrar
For essential services such as change of address, lost certificates or dividend checks, or change in registered ownership, write or call The Bank of New York, Shareholder Relations Department, PO Box 11258, Church Street Station, New York, NY 10286-1258. Telephone, 800-659-0158. Outside the U.S., call collect, 610-312-5303.

Please include your name, address, account number and telephone number with all correspondence.

Send certificates for transfer and address changes to The Bank of New York, Receive and Deliver Department, PO Box 11002, Church Street Station, New York, NY 10286-1002.

Investor Relations Program
For questions concerning your common shares other than those noted above, write or call the Investor Relations Department, Rayonier Inc., 50 North Laura Street, Jacksonville, FL 32202. Telephone, 904-357-9100. You may also e-mail us at investorrelations@rayonier.com.

Additional copies of this Annual Report are available, at no charge, upon request from the Investor Relations Department at the above address. You may also request these materials by calling toll free, 800-RYN-7611.

In order to reduce costs and expedite the delivery of information to shareholders, Rayonier does not automatically mail quarterly reports to shareholders. You can listen to a recording of our most recent financial results and request a copy by fax or mail, by calling 800-RYN-7611. Quarterly results are available the same day they are announced.

Web Sites
Visit us online at www.rayonier.com for more information about our businesses, products and services as well as to access our 2002 Annual Report, press releases, earnings and dividend news, SEC filings, and information on upcoming events.

For information on transfer agent-related services, including frequently asked questions, visit The Bank of New York's Web site at www.stockbny.com.

Annual Meeting
The Annual Meeting of Rayonier Shareholders will be held at 4 p.m., Thursday, May 15, 2003, at the Omni Hotel, 245 Water Street, Jacksonville, FL.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the year ended December 31, 2002

Or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 1-6780

RAYONIER INC.

Incorporated in the State of North Carolina
I.R.S. Employer Identification No. 13-2607329

50 North Laura Street
Jacksonville, Florida 32202
(Principal Executive Office)

Telephone Number: (904) 357-9100

Securities registered pursuant to Section 12(b) of the Act,
all of which are registered on the New York Stock Exchange:

Common Shares
Medium-Term Notes, due 2004
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [X] NO [ ]

The aggregate market value of the Common Shares of the registrant held by non-affiliates of the Registrant at the close of business on June 28, 2002 was $1,332,026,807.

As of March 3, 2003, there were outstanding 27,801,626 Common Shares of the Registrant.

The registrant's definitive proxy statement filed or to be filed with the Securities and Exchange Commission pursuant to Regulation 14A involving the election of directors at the annual meeting of the shareholders of the registrant scheduled to be held on May 15, 2003, is incorporated by reference in Part III of the Form 10-K.

TABLE OF CONTENTS

* Included pursuant to Instruction 3 to Item 401 (b) of Regulation S-K

Rayonier has customers in 54 countries, and 39 percent of the Company's 2002 sales of $1.1 billion were made to customers outside the United States.

Performance Fibers

Rayonier is a leading manufacturer of high performance cellulose fibers. The Company owns and operates fiber production facilities in Jesup, GA and Fernandina Beach, FL, with a combined annual capacity of approximately 720,000 metric tons. To meet customers' needs these facilities are capable of manufacturing more than 25 different grades of performance fibers. The Jesup facility can produce approximately 570,000 metric tons of performance fibers, or 79 percent of Rayonier's total capacity. The Fernandina Beach facility can produce approximately 150,000 metric tons of performance fibers, or 21 percent of the Company's total capacity.

Rayonier produces and sells these performance fibers primarily to meet specific customer orders and specifications throughout the world. The customers then produce a wide variety of consumer and industrial products. Approximately two-thirds of Rayonier's Performance Fibers sales are exported to customers, primarily in Asia, Europe and Latin America. Approximately 85 percent of Performance Fibers sales are made directly by Rayonier sales personnel, with the remainder made through independent sales agents primarily to export locations.

This segment includes two major product lines — Cellulose Specialties and Absorbent Materials.

Cellulose Specialties — Rayonier is one of the world's leading producers of specialty cellulose products, most of which are used in dissolving chemical applications that require a highly purified form of cellulose. Cellulose Specialties products are used in a wide variety of end uses such as: acetate textile fibers, rigid packaging, photographic film, impact-resistant plastics, cigarette filters, high-tenacity rayon yarn for tires and industrial hoses, pharmaceuticals, cosmetics, detergents, sausage casings, food products, thickeners for oil well drilling muds, lacquers, paints, printing inks, explosives and LCD screens. In addition, Cellulose Specialties include high value specialty paper applications used for decorative laminates for counter tops, automotive air and oil filters, shoe innersoles, battery separators, circuit boards and filter media for the food industry. Rayonier concentrates on and is a leading producer of the most highly valued, technologically demanding forms of Cellulose Specialty products, such as cellulose acetate and high-purity cellulose ethers.

Absorbent Materials — Rayonier is a supplier of performance fibers for absorbent hygiene products. These fibers are typically referred to as fluff fibers and are used as an absorbent medium in products such as disposable baby diapers, feminine hygiene products, incontinence pads, convalescent bed pads, industrial towels and wipes and non-woven fabrics.

The Absorbent Materials product line also includes paper applications that are made as a secondary product to fluff fibers to help match inconsistencies in demand to capacity. These paper applications usually represent less than 5 percent of total Performance Fibers production and are used in the manufacture of bond, book and printing paper.

Rayonier also produces and markets an engineered absorbent core material that goes into thin super-absorbent sanitary napkins and diaper products. A 12,000 ton per-year manufacturing facility in Jesup, GA was completed in 2001 to bring manufacturing in-house and aid in the continued development of these products. Although this is a developing business that is currently a very small percentage of the product line, it is expected to increase its contribution to segment results in future years.

Timber and Land

Rayonier manages timberlands, sells standing timber at auction to third parties and also sells delivered logs, and sells its timberland for large tract conservation and real estate development. In the U.S., the Company manages the reportable segment through Rayonier Timberlands Operating Company L.P. (RTOC), a wholly owned limited partnership. The segment executes its strategies in two ways: Timber and Land sales.

Timber — Rayonier owns, leases or controls approximately 2.2 million acres of timberlands as of December 31, 2002, as follows (in thousands of acres):

Region	Total Acres*	%	Fee-Owned Acres	Long-Term Leased Acres
Southeast U.S.	1,657	77	1,397	260
Northwest U.S.	375	17	375	—
New Zealand	119	6	77	42
Total	2,151	100	1,849	302

* Excluded above are approximately 109,000 acres managed by Rayonier in Australia, 2,000 acres managed in New Zealand and 36,000 acres of non-productive, non-harvestable or native vegetation land in New Zealand.